U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, WI 53202

October 6, 2021

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:    Baird Funds. Inc. (the “Company”)
File Nos. 333-40128 and 811-09997

Dear Sir or Madam:

Pursuant to Section 14(a) of the Securities Exchange Act of 1934, transmitted herewith by the Company on behalf of its series, the Baird SmallCap Value Fund (the “Fund”) is a preliminary proxy statement on Schedule 14A. The purpose of the proxy statement is a request for shareholders to consider and approve: (i) an investment advisory agreement between the Company, on behalf of the Fund, and Robert W. Baird & Co. Incorporated (the “Advisor”); (ii) an investment subadvisory agreement between the Advisor and Greenhouse Funds LLLP; and (iii) the reclassification of the Fund from a “diversified” fund to a “non-diversified” fund, within the meaning of the Investment Company Act of 1940, as amended.

If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at (414) 765-6115.

Very truly yours,

/s/ Adam W. Smith

Adam W. Smith
For U.S. Bank Global Fund Services

Enclosures